Exhibit 99.4

News Corp To Acquire Move, Inc.

Will become a leading player in rapidly growing

US online real estate sector

Move to benefit from News Corp’s scale and reach

New York, NY (September 30, 2014) – News Corp and Move, Inc. (“Move”) announced today that News Corp has agreed to acquire Move, a leading online real estate business that brings consumers and Realtors® together to facilitate the sale and rental of real estate in the United States.

REA Group Limited (“REA”), which is 61.6% owned by News Corp and is the operator of the leading Australian residential property website, realestate.com.au, plans to hold a 20% stake in Move with 80% held by News Corp.

Through realtor.com® and its mobile applications, Move displays more than 98% of all for-sale properties listed in the US, sourced directly from relationships with more than 800 Multiple Listing Services (“MLS”) across the country. As a result, Move has the most up-to-date and accurate for-sale listings of any online real estate company in America. The Move Network of websites, which also includes Move.com, reaches approximately 35 million people per month, who spend an average of 22 minutes each on its sites1.

Move’s content advantage makes it well positioned to capitalize on the fast-growing US online real estate sector and the world’s largest residential real estate market. More than five million homes in the United States are bought and sold each year, representing more than $1 trillion in annual transaction volume. Agents and brokers are expected to spend approximately $14 billion in 2014 marketing homes (up from approximately $11 billion in 2012), and an additional $11 billion will be spent by mortgage providers2.

Under the acquisition agreement, which has been unanimously approved by the board of directors of Move, News Corp will acquire all the outstanding shares of Move for $21 per share, or approximately $950 million (net of Move’s existing cash balance), via an all-cash tender offer. This represents a premium of 37% over Move’s closing stock price on September 29, 2014. REA’s share will be acquired for approximately US$200 million. News Corp intends to commence a tender offer for all of the shares of common stock of Move within 10 business days, followed by a merger to acquire any untendered shares.

“This acquisition will accelerate News Corp’s digital and global expansion and contribute to the transformation of our company, making online real estate a powerful pillar of our portfolio,” said Robert Thomson, Chief Executive of News Corp. “We intend to use our media platforms and compelling content to turbo-charge traffic growth and create the most successful real estate website in the US. We are building on our existing real estate expertise and expect to leverage the potential of Move and its valuable connections with Realtors® and consumers around the country.”

“In addition to boosting Move’s subscription, advertising and software services, this acquisition will give News Corp a significant marketing platform for our media assets, which will benefit from the high-quality geographic data generated by real estate searches,” said Mr. Thomson. “We certainly expect this deal to amount to far more than the sum of the parts.”

“News Corp’s acquisition of Move speaks powerfully to the quality and value of our content, audience and industry relationships,” said Steve Berkowitz, Chief Executive Officer of Move. “We provide people with the information, tools and professional expertise they need to make the best and most informed real estate decisions, and we work to uphold the indispensable role of the professional in the real estate experience. News Corp shares our vision, which is one of the many reasons this combination is such good news for our customers, consumers and the industry as a whole.”

REA Group Chief Executive Tracey Fellows said: “This is a fantastic opportunity for REA Group to invest in a leading player in the largest real estate market in the world. We see strong growth potential for Move, given the size of the US market, the significant proportion of real estate advertising yet to move online, and recent industry consolidation. We believe that our digital real estate know-how, combined with News Corp’s content, distribution and marketing strengths, will be a winning combination for Move and for our shareholders.”

Move has an exclusive, strategic relationship with the National Association of Realtors® (“NAR”), the largest trade organization in the United States, with more than one million members, and NAR has given its consent to the acquisition. Move is focused on providing high ROI for agents and benefits from their invaluable marketing support and high quality listings for vendors and potential purchasers.

“This partnership will help shape the future of real estate,” said National Association of Realtors® President Steve Brown. “News Corp’s ability to reach and engage consumers, combined with realtor.com®’s quality content and the real insights Realtors® provide will transform the current landscape. Working together, Realtors®, Move and News Corp will truly make home happen.”

Move owns ListHub, a digital platform that aggregates and syndicates MLS data to more than 130 online publishers, reaching approximately 900 websites.

The Move audience is highly engaged and transaction ready; over 90% of page views on their websites are on ‘for sale’ properties,3 helping generate the highest conversion rate of qualified leads in the industry4. The connection between agents and customers is strengthened by robust web and mobile-based customer-relationship management offerings to help facilitate transactions. Approximately 60% of traffic for Move websites comes from mobile devices.

For the year ended December 31, 2013, Move reported $227 million in revenues, and $29 million in adjusted EBITDA5, and generated the highest revenue per unique user in the industry.

Move will become an operating business of News Corp and remain headquartered in San Jose, California. The company, started in 1993, has 913 employees.

Some of the expected key benefits of the transaction include:

•	Broadened reach for Move through News Corp’s robust platform including WSJ Digital Network (approximately 500 million average monthly page views6) and News America Marketing (nearly 74 million households)

•	Increased sales and marketing support to drive higher brand awareness and traffic

•	Cross-platform promotion and audience monetization expertise

•	Leverage of News Corp’s and REA’s real estate and digital expertise to drive improved product innovation, consumer engagement and audience growth

•	Boost traffic and digital dwell times with high quality News Corp content

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In addition to its leading position in Australia, REA’s operations and investments include leading online real estate websites in Italy (casa.it) and Luxembourg (atHome.lu) with presence also in regional France. In Asia, REA operates MyFun.com for the Chinese market and squarefoot.com.hk in Hong Kong and recently acquired a 17.22% stake in iProperty, the leading online real estate advertising business across South East Asia.

Along with its connection to REA, News Corp also has substantial expertise in real estate via its newspaper holdings, including The Wall Street Journal and the New York Post. In 2012, the Journal began publishing Mansion, a successful global luxury real estate section, under the leadership of Mr. Thomson, who was then the Journal’s Managing Editor. News Corp’s UK publications also provide readers with online access to home and apartment listings throughout Great Britain. The Times of London’s lucrative Bricks & Mortar section was also commissioned and overseen by Mr. Thomson while he was Editor of that publication.

“We have great faith in America’s potential and the long-term asset value of housing, which is continuing its recovery and has yet to regain its full potency,” said Mr. Thomson. “It is forecast that the number of Millennial households will increase from 13.3 million in 2013 to 21.6 million in 2018, and they will spend more than $2 trillion on home purchases and rent by 20187. Many will begin their search online and use tools and content on realtor.com®. Buying a home is the most important investment decision any family will make.”

The acquisition is subject to the satisfaction of customary closing conditions, including regulatory approvals and a minimum tender of at least a majority of the outstanding Move shares, and is expected to close by the end of calendar year 2014.

Advisors on the transaction include Goldman Sachs, as financial advisor, and Skadden, Arps, Slate, Meagher and Flom LLP, as legal advisor, for News Corp and Morgan Stanley, as financial advisor, and Cooley LLP, as legal advisor, for Move.

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Conference Call for Analysts and Media

News Corp will host a call with analysts and media to discuss the proposed acquisition at 8:30 a.m. EDT (Sydney: 10:30 p.m. AEST), September 30, 2014. Reporters are invited to join the call on a listen-only basis.

A live audio webcast of the call will be available via: http://investors.newscorp.com.

The call can also be accessed by dialing:

US Participants: 1-800-967-7188

Non-US Participants: 1-719-325-2138

Passcode: 6791228

A replay will be available approximately three hours following the conclusion of the call and for 10 business days thereafter by dialing:

US Participants: 1-888-203-1112

Non-US Participants: 1-719-457-0820

Passcode: 6791228

Forward- Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of News Corporation (“News Corp”) and Move. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the proposed acquisition, including integration plans and expected synergies. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Move’s business will not be successfully integrated with News Corp’s business; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of our control. In addition, actual results are subject to other risks and uncertainties that relate more broadly to News Corp’s overall business, including those more fully described in News Corp’s filings with the U.S. Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 30, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Move’s overall business and financial condition, including those more fully described in Move’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the current fiscal year. The forward-looking statements in this document speak only as of this date. We expressly disclaim any current intention to update or revise any forward-looking statements contained in this document to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

Additional Information Regarding the Proposed Transaction

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Move has commenced at this time. In connection with the proposed transaction, News Corp intends to file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to shareholders of Move. INVESTORS AND SECURITY HOLDERS OF MOVE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by News Corp through the SEC website at http://www.sec.gov or through the News Corp website at http://investors.newscorp.com.

About News Corp

News Corp (NASDAQ: NWS, NWSA; ASX: NWS, NWSLV) is a global, diversified media and information services company focused on creating and distributing authoritative and engaging content to consumers throughout the world. The company comprises businesses across a range of media, including: news and information services, cable network programming in Australia, digital real estate services, book publishing, digital education, and pay-TV distribution in Australia. Headquartered in New York, the activities of News Corp are conducted primarily in the United States, Australia, and the United Kingdom. More information: http://www.newscorp.com.

About Move, Inc.

Move, Inc. (NASDAQ: MOVE), a leading provider of online real estate services, operates realtor.com®, which connects people to the essential, accurate information needed to identify their perfect home and to the REALTORS® whose expertise guides consumers through buying and selling. As the official website for the National Association of REALTORS®, realtor.com® empowers consumers to make smart home buying, selling and renting decisions by leveraging its direct, real-time connections with more than 800 multiple listing services (MLS) via all types of computers, tablets and smart telephones. Realtor.com® is where home happens. Move is based in the heart of the Silicon Valley — San Jose, CA. REALTOR® and REALTOR.COM® are trademarks of the National Association of REALTORS® and are used with its permission.

About REA Group

REA Group Limited ACN 068 349 066 (ASX:REA) is a leading digital advertising business specialising in property. REA Group operates Australia’s No.1 residential and commercial property websites, realestate.com.au and realcommercial.com.au, as well as the market-leading Italian property site, casa.it, squarefoot.com.hk in Hong Kong, myfun.com in China and other property sites and apps across Europe. www.rea-group.com.

Contact:

Jim Kennedy, Chief Communications Officer, News Corp

jkennedy@newscorp.com

@jimkennedy250

212-416-4064

Mike Florin, SVP, Head of Investor Relations, News Corp

mflorin@newscorp.com

212-416-3248

Christie Farrell, Director of Corporate Communications, Move, Inc.

Christie.farrell@move.com

408-558-7115

Jennifer Parker, Senior Communications Manager, REA Group

jennifer.parker@rea-group.com

+61 427 900 402

David Greer, Vice President,

Media and Consumer Communications, the National Association of Realtors®

dgreer@realtors.org

202-383-1128 (o)

202-997-8897 (m)

[1]	Move, Inc. Internal data (August 2014).
[2]	Borrell Associates (August 27, 2014).
[3]	Move, Inc. Internal data (August 2014).
[4]	PAA Research Independent Study.
[5]	Adjusted EBITDA excludes stock-based compensation.
[6]	Adobe Omniture, for the year ended June 30, 2014.
[7]	2013 Demand Institute Housing & Community Survey.